09042578

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

OCT 06 2009

Washington, DC

SEC FILE NUMBER
8 -67732

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pinnacle Partners Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21022 Gathering Oak, Suite 2103
(No. and Street)

San Antonio	Texas	78260
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	**Flower Mound**	**Texas**	**75022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

779 10/14

AB 10/30

OATH OR AFFIRMATION

I, Brian K. Alfaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pinnacle Partners Financial Corporation**, as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROXANNE TIJERINA
NOTARY PUBLIC
State of Texas
Comm. Exp. 09-04-2011

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE PARTNERS
FINANCIAL CORPORATION

FINANCIAL REPORT

JUNE 30, 2009

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pinnacle Partners Financial Corporation

We have audited the accompanying statement of financial condition of Pinnacle Partners Financial Corporation as of June 30, 2009, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Partners Financial Corporation as of June 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
September 25, 2009

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash and cash equivalents	$	148,814
Commissions receivable from escrow agent		199,243
Employee receivables		13,655
TOTAL ASSETS	$	361,712

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	1,000
Income taxes payable – state		10,000
Accrued expenses		43,862
TOTAL LIABILITIES		54,862
Stockholder's Equity		
Common stock, $.001 par value, 1,000,000 shares authorized, 1,000,000 shares issued and outstanding		1,000
Additional paid-in-capital		204,219
Retained earnings		101,631
TOTAL STOCKHOLDER'S EQUITY		306,850
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	361,712

The accompanying notes are an integral part of these financial statements.

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2009

REVENUE	
Private placement revenue	$ 1,719,706
Other revenue	559
TOTAL REVENUE	1,720,265
EXPENSES	
Compensation and related costs	1,422,671
Occupancy and equipment	46,199
Professional fees	40,840
Regulatory fees	39,242
Communication	18,399
Promotion	13,150
Other expenses	2,523
TOTAL EXPENSES	1,583,024
Net income before provision for income taxes	137,241
Income taxes - state	(10,000)
NET INCOME	$ 127,241

The accompanying notes are an integral part of these financial statements.

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2009

	Common		Additional Paid-In	Retained Earnings/ (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance at June 30, 2008	1,000,000	$ 1,000	$ 157,324	$ (25,610)	$ 132,714
Additional paid-in-capital contributed - cash	–	–	10,000	–	10,000
Additional paid-in-capital contributed - expenses allocated by Parent	–	–	36,895	–	36,895
Net income	–	–	–	127,241	127,241
Balance at June 30, 2009	1,000,000	$ 1,000	$ 204,219	$ 101,631	$ 306,850

The accompanying notes are an integral part of these financial statements

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2009

Cash flows from operating activities		
Net income	$	127,241
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses allocated by Parent recorded as additional paid-in capital		36,895
Changes in operating assets and liabilities		
Increase in commissions receivable from escrow agent		(170,173)
Decrease in accounts receivable from related party		2,002
Increase in employee receivables		(3,989)
Decrease in accounts payable		(2,844)
Increase in income taxes payable – state		10,000
Increase in accrued expenses		23,982
Net cash provided by operating activities		23,114
Cash provided by financing activities		
Additional paid-in-capital contributed		10,000
Increase in cash and cash equivalents		33,114
Cash and cash equivalents at beginning of year		115,700
Cash and cash equivalents at end of year	$	148,814

Non-cash financing activities

During 2009, the Parent paid expenses on behalf of or allocated expenses to the Company totaling $36,895, and such expenses were contributed as additional capital by the Parent.

Supplemental disclosure of cash flow information

Interest paid	$	-0-
Income taxes paid	$	-0-

The accompanying notes are an integral part of these financial statements.

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Pinnacle Partners Financial Corporation (the "Company") was organized in September 2006 as a Texas corporation. The Company is a wholly-owned subsidiary of Silver Star Resources, LLC (the "Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's securities business consists of the sale of interests in oil and gas related private placement offerings of related parties only on a best effort subscription basis. The Company's customers are primarily high net worth individuals located throughout the United States.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but will limit its business to the selling of direct participation programs. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant accounting policies:

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, commissions receivable, and accounts payable are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Promotional Costs

The Company expenses promotional production costs as they are incurred and promotional communication costs the first time the promotion takes place.

Income Taxes

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending June 30, 2009. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at June 30, 2009.

NOTE 2. INCOME TAXES

The Company is not included in the income tax return of the Parent and files its income tax return on a separate company basis using the cash basis method of accounting. Under this method, the Company's had a current year tax loss. At June 30, 2009, the Company has a net operating loss carryforward of approximately $74,000, which begins expiring in 2026, and future taxable income related to the cash basis method of accounting of approximately $175,000. This net operating loss carryforward and future taxable income related to the cash basis method of accounting, results in the income tax provision differing from the expense that would result from applying federal statutory rates to income before income taxes. The net operating loss carryforward and future taxable income related to the cash basis method of accounting create a net deferred tax liability which is not recognized in the accompanying statement of financial condition as this amount is not material.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At June 30, 2009, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Ratio of Aggregate Indebtedness to Net Capital
$ 5,000	$ 288,095	$ 283,095	.19 to 1

NOTE 4. RELATED PARTY TRANSACTIONS/CONCENTRATION OF SERVICES/ECONOMIC DEPENDENCY

The Company has a concentration of its services provided by its Parent, is economically dependent on its Parent and is under the control of its Parent. The concentration of services, dependency and existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Company earned all of its revenue from the sale of interests in private placement offerings of a related party.

The Parent and the Company have entered into an expense sharing agreement (Agreement). The Agreement requires the Parent to pay for office space, office furniture and equipment, office supplies and other expenses on behalf of the Company, and under the Agreement the Parent does not anticipate reimbursement from the Company. Costs and expenses paid by the Parent pursuant to this Agreement are recorded by the Company when incurred. Expenses paid by or allocated to the Company totaled $63,240 for the year ended June 30, 2009, of which $36,895 is recorded as additional paid-in capital in the accompanying statement of financial condition. The Agreement was not consummated on terms equivalent to arms length transactions.

The sole shareholder of the Parent generated approximately 42% of the Company's revenue for the year ended June 30, 2009.

NOTE 5. EMPLOYEEE BENEFIT PLAN

The Company has a defined contribution 401(k) plan (Plan) covering employees of the Company who are at least 21 years of age and have worked at least one year of service prior to the Plan entry dates. The Plan is intended to constitute a qualified 401(k) plan within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), which includes a qualified cash or deferred arrangement within the meaning of Code section 401(k). Contributions to the Plan consist of employee pre-tax contributions determined as a percentage of each participating employee's compensation, nonelective contributions on behalf of each participant in an amount equal to 100% of the first 3% and 50% of the next 2% of active participant's compensation contributed to the Plan and discretionary matching contributions, if any. For the year ended June 30, 2009, non-elective employer contributions made by the Company totaled $14,605.

NOTE 6. CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 25, 2009, the date which the financial statements were issued.

Schedule I

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
As of June 30, 2009

Total stockholder's equity qualified for net capital	$	306,850
Other deduction:		
Excess fidelity bond deductible		5,000
Total Capital		301,850
Deductions and/or charges		
Non-allowable assets:		
Employee receivables		13,655
Net capital before haircuts		288,195
Haircut on Securities:		
Certificate of deposit		100
Net Capital	$	288,095
Aggregate indebtedness		
Accounts payable	$	1,000
Income taxes payable - state		10,000
Accrued expenses		43,862
Total aggregate indebtedness	$	54,862
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	283,095
Ratio of aggregate indebtedness to net capital		0.19 to 1

Schedule II

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)
Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17a-5
As of June 30, 2009

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of June 30, 2009 (unaudited)	$	207,275
Audit adjustments:		
Write off employee receivables		122,894
Decrease in non-allowable assets due to write off of employee receivables		(122,894)
Subtraction of excess fidelity bond deductible		(5,000)
Decrease in income taxes payable - federal		82,820
Decrease in accrued expenses		3,000
Net capital as computed on Schedule I	$	288,095

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Pinnacle Partners Financial Corporation

In planning and performing our audit of the financial statements of Pinnacle Partners Financial Corporation (the Company), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
September 25, 2009